Exhibit 12.1

Computation of Ratios of Earnings to Fixed Charges

(In thousands, except ratios)

	Successor				Predecessor
	Three Months Ended March 31, 2014	Year Ended December 31, 2013	Year Ended December 31, 2012	From inception (November 14, 2011) through December 31, 2011	July 1, 2011 through December 21, 2011	Year Ended June 30, 2011	Year Ended June 30, 2010	Year Ended June 30, 2009
Earnings:
Net income loss from continuing operations before income taxes	$(1,471)	$(1,719,332)	$(2,335,947)	$(114,036)	$(204,151)	$322,667	$606,500	$(860,352)
Fixed charges	123,584	342,892	280,732	9,336	42,046	78,946	74,562	55,526
Less: Capitalized interest	(123,263)	(341,719)	(279,659)	(7,718)	(26,957)	(55,098)	(35,731)	(28,445)

Total	(1,150)	(1,718,159)	(2,334,874)	(112,418)	(189,062)	346,515	645,331	(833,271)
Fixed charges:
Interest expense	123,263	341,719	279,659	9,336	41,485	78,610	74,291	55,348
Interest component of rental expense	321	1,173	1,073	—	561	336	271	178

Total	123,584	342,892	280,732	9,336	42,046	78,946	74,562	55,526
Ratio of earnings to fixed charges (1)	N/A	N/A	N/A	N/A	N/A	4.4	8.7	N/A

(1)	Earnings for the three months ended March 31, 2014, years ended December 31, 2013 and 2012, the period from inception (November 14, 2011) through December 31, 2011, the period from July 1, 2011 through December 21, 2011 and the year ended June 30, 2009 were insufficient to cover fixed charges by $124.7 million, $2.1 billion, $2.6 billion, $121.8 million, $231.1 million and $888.8 million, respectively.